Exhibit 23.2

CONSENT OF SRK CONSULTING (U.S.), INC.
SRK Consulting (U.S.), Inc., as independent mining engineers, hereby consents to the use by MP Materials Corp. (the “Company”) of information contained in our reserves and resource studies relating to the proven and probable rare earth mineral reserves of the Company’s Mountain Pass mine property in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and the use or incorporation by reference of such information in the Company’s Registration Statements on Form S-1 (File No. 333-251239) and Form S-8 (File No. 333-252361) and in any prospectuses, amendments or supplements thereto. We also consent to the reference to SRK Consulting (U.S.), Inc. in those filings and any amendments thereto.

/s/ SRK Consulting (U.S.), Inc.
For: SRK Consulting (U.S.), Inc.

Dated:	March 22, 2021